Mail Stop 4561

December 14, 2005

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

> **Re: ACE*COMM Corporation**
> **Amendment No. 1 to Form S-3**
> **Filed November 22, 2005**
> **File No. 333-129029**

Dear Mr. Delmar:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Comments, if any, regarding the financial statements and related disclosure in your Form 10-K/A for the fiscal year ended June 30, 2005, will be provided under separate cover.

Form S-3/A

Cover Page

2.   On November 16, 2005, you filed a registration statement on Form S-3 (file no. 333-129731) relating to the resale of up to 17% of your outstanding shares to be sold by the selling stockholders named in that prospectus. Revise this prospectus to include a brief description of the concurrent offering. Reference to the concurrent offering also should be made on the prospectus cover page.

Selling Stockholder, page 4

3.   Please refer to prior comment 4 from our letter dated November 10, 2005. You provide some information about the share issuance to Service Level Corporation. However, this description does not provide all material terms of the issuance transaction.   For example, we note the $1.1 million valuation of the license received, which is based on stock issued of $791 thousand, $300 thousand paid in cash and $50,000 to be paid in one year.   We further note that the stock value is based on the weighted average for the two days prior and two days subsequent to the measurement date of August 17, 2005. This appears to be inconsistent with your disclosure on page 4 of the prospectus, where you disclose that "$750,000 [of the $1.1 million purchase price] was paid in ACE*COMM stock." Revise to provide consistent disclosure. Item 507 of Regulation S-K requires disclosure relating to the nature of any material relationship between you and Service Level Corporation within the past three years. The transaction through which the shares being offered on behalf of this selling stockholder is a material relationship for the purpose of the distribution associated with this offering. Accordingly, we continue to believe that you should expand the filing to describe <u>all</u> material terms of the Software License and Support Agreement, including the date upon which the 325,625 shares were actually issued to Service Level Corporation, the value of those shares on the date of issuance, the amount of any cash payments made or owned to Service Level Corporation and any material conditions to the payment of any further consideration. You should also provide an explanation as to the reasons for the lapse of time between entry into the agreement and the share issuance.

4.   Furthermore, we are unable to concur with your analysis that the Software License and Support Agreement should not be filed as an exhibit to this registration statement. In your response you state that the number of shares issued in connection with this acquisition is approximately 2% of your outstanding capital stock. However, the total purchase price appears to be greater than 8% of your total assets as of June 30, 2005, the quarter in which you entered into the agreement. Your response also states that you are not materially dependent on this agreement, but provides no factual support for such conclusion. Given that the total consideration paid was greater than 5% of your total assets, it would appear that this is an acquisition of technology rights that are material to your business. Revise to provide a materially complete description of the software received under this agreement and all material terms relating to the use of such software, under the non-exclusive, perpetual license. You should also describe the role of the licensed technology to your product line, including the significance of products employing the new technology to you.

Incorporation of Certain Documents by Reference, page 6

5.   Revise to also incorporate by reference your Form 10-K for the fiscal year ended June 30, 2005, filed on August 31, 2005, as well as the amendment to your Form 10-K filed on September 28, 2005.

Exhibit 5.1

6.   We note the disclosure that this opinion speaks as of the date thereof (i.e., October 14, 2005). Please note that your legal opinion must speak as of a date reasonably close to the date of effectiveness. In this regard, please revise to delete this qualification from the opinion or confirm that a newly dated opinion will be filed prior to requesting acceleration of the effectiveness of this registration statement.

7.   We note that the legal opinion assumes "the receipt by the Company of the consideration for the Shares specified in the resolutions of the Board of Directors referred to in Paragraph 4 above." Your assumption as to this factual matter should be eliminated, as the opinion appears to be conditioned upon a factual matter that may be readily ascertained. We would not object if counsel indicates that it relied upon an officer's certificate with respect to facts necessary for its opinion. Please revise.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief - Legal

Steven R. Delmar
ACE*COMM Corp.
December 14, 2005
Page 4

cc: <u>Via Facsimile (202) 637-5910</u>
Steven Kaufman, Esq.
Hogan & Hartson, L.L.P.
Telephone: (202) 637-5736